Investment Office
P.O. Box 2749
Sacramento, CA 95812-2749
Telecommunications Device for the Deaf - (916) 795-3240
Telephone: (916) 795-2731; Fax (916) 795-2842

March 25, 2008

Dear Shareowner of Eli Lilly & Co.:

I am writing to you on behalf of the California Public Employees’ Retirement System (CalPERS). CalPERS is the largest public pension system in the U.S. with approximately $240 billion in assets. We manage retirement benefits and health insurance on behalf of nearly 1.5 million members. CalPERS is a significant long-term shareowner of Eli Lilly and Company (“Eli Lilly”) owning approximately 4.7 million shares.

We are writing to call your attention to the Annual Meeting of Shareowners to be held on April 21, 2008, and an important proposal that urges the Board to give shareowners the right to amend the Company’s bylaws by a majority vote. CalPERS urges Eli Lilly shareowners to vote “FOR” Proposal #7.

POOR LONG-TERM STOCK PERFORMANCE & GOVERNANCE PRACTICES

Periods Ending 2/29/08	Eli Lilly & Co (LLY)	S&P 500 Index	LLY Relative to S&P 500 Index	S&P 500 Health Care Index	LLY Relative to S&P 500 Health Care Index
10 years	-6.49%	48.95%	-55.44%	49.21%	-55.70%
5 years	1.16%	73.31%	-72.15%	36.67%	-35.51%
3 years	-2.24%	16.99%	-19.23%	14.44%	-16.68%
*Source Bloomberg

CalPERS believes directors should be accountable to shareowners. Significant long-term total stock return underperformance and the existence of egregious corporate governance practices at Eli Lilly suggest an inappropriate level of board accountability.

For example, Eli Lilly:

•	Generated an absolute total stock return of -6.46% over the last ten years.
•	Underperformed both the S&P 500 Index and the S&P 500 Health Care Index over the three, five and ten year time periods ending February 29, 2008.
•	Shareowners do not have the right to amend the company’s bylaws. Approximately 95% of companies in the S&P 500 and the Russell 1000 allow shareowners this right.
•	Shareowners do not have the right to call special meetings, remove directors without cause, or fill board vacancies.
•
Even on actions for which shareowners do have voting rights, many voting items would require an 80% supermajority vote such as approving mergers or business combinations (without board approval). The effect of this was evident at the 2007 annual meeting, when a management supported proposal to declassify the board failed after receiving support from 75% of the outstanding shares.

VOTE FOR PROPOSAL #7 – IMPROVE SHAREOWNER RIGHTS

Please take note of Proposal #7 in Eli Lilly’s proxy statement, which we have submitted to urge the company to give shareowners the right to amend the Company’s bylaws by a majority vote.
CalPERS believes that approval of proposal #7 will send a strong message to the management and Board of Eli Lilly to make changes to its governance structure, while having a positive impact on shareowner value. We believe that the higher the vote in favor of this advisory proposal, the louder the message Eli Lilly will hear that shareowners are serious about holding their director representatives accountable.

YOU CAN HELP – VOTE “FOR” PROPOSAL #7

•	Send a powerful message by voting FOR proposal # 7 on Eli Lilly’s proxy card
•	Furthermore, we ask our fellow investors to publicize their vote to further unite and encourage investors to support this campaign.
•
Do not be misled. If you are a large holder and find yourself under pressure from Eli Lilly management to vote against our proposal, ask yourself why defeating this initiative – which is intended to improve board accountability, shareowner rights, and shareowner value – is so important to them.

Please refer to the company’s proxy statement for more information. If you have any questions or need assistance in voting your shares, call BNY Mellon Shareowner Services, who is assisting us with this effort, at 201-680-5235.

Sincerely,

Dennis Johnson, CFA
Senior Portfolio Manager

PLEASE NOTE: The cost of this solicitation is being borne entirely by CalPERS and is being done through the use of one or more of the following forms of communication: mail, e-mail, and/or telephone communication. CalPERS is not asking for your proxy card. Please do not send us your proxy card but return it to the proxy-voting agent in the envelope that was provided to you.